K&L GATES                         Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                  1601 K Street NW
                                  Washington, DC 20006-1600

                                  T 202.778-9000      www.klgates.com




March 22, 2007                    Mark C. Amorosi
                                  D 202.778.9351
                                  F 202.778.9100
                                  mark.amorosi@klgates.com




VIA EDGAR AND EMAIL
--------------------

Mr. Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Form N-14 Registration Statement of AXA Premier VIP Trust (File No. 333-140163)
      --------------------------------------------------------------------------

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on February 20, 2007 concerning the Registration Statement on Form N-14 (the "Registration Statement") of AXA Premier VIP Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on January 23, 2007, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses, which are reflected in the attached drafts of the revised Proxy Statement/Prospectus and Statement of Additional Information from the Trust's Registration Statement. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL
-------

1.    INCORPORATION BY REFERENCE

      (a) WHEN INCORPORATING OTHER DOCUMENTS OR FILINGS BY REFERENCE IN THE PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION ("SAI"), INCLUDE APPLICABLE FILE NUMBERS. GENERAL INSTRUCTION G OF FORM N-14 DIRECTS ATTENTION TO RULE 411 UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("1933 ACT"), WHICH REQUIRES, IN PART, FILE NUMBERS FOR PREVIOUSLY FILED DOCUMENTS INCORPORATED BY REFERENCE.

            The Trust has made the requested change.

Sonny Oh
March 22, 2007
Page 2



      (b) IF THE REGISTRANT IS RELYING UPON INCORPORATION BY REFERENCE IN LIEU OF PROVIDING THE DISCLOSURE REQUIRED BY ITEM 13 OF FORM N-14, NOTE THE ABSENCE OF THE INCORPORATION BY REFERENCE TO THE EQ ADVISORS TRUST'S SAI AS PROVIDED IN THE FORM N-14 FILED ON JANUARY 22, 2007.

            The Trust does not believe Item 13 of Form N-14 is applicable because the transaction is not being submitted to security holders of the Trust for their approval or consent.

PROXY STATEMENT/PROSPECTUS
--------------------------

1.    "DEAR CONTRACTHOLDER" LETTER

      IN THE FIRST SENTENCE OF THE THIRD TO LAST PARAGRAPH, SPECIFY WHETHER "ANNUAL OPERATING EXPENSES" REFERS TO TOTAL, NET OR BOTH TOTAL AND NET EXPENSES. MAKE A CONFORMING CHANGE TO THE LAST BULLET POINT ON PAGE 4 OF THE PROXY STATEMENT/PROSPECTUS.

      The Trust has made the requested change in the "Dear Contractholder" Letter. The Trust has not made the requested change with respect to the last bullet on page 4 of the Proxy Statement/Prospectus because the disclosure currently states that the annual operating expenses of the Acquiring Portfolio are higher than those of the Acquired Portfolios
      "before and after taking into account expense limitation arrangements...."

2.    SHARE CLASSES

      FOR CLARITY, SPECIFY THE CLASSES OF SHARES INVOLVED IN THE REORGANIZATION AND THE DIFFERENCES BETWEEN THEM ON THE FRONT COVER PAGE OF THE PROXY STATEMENT/PROSPECTUS AND IN THE "DEAR CONTRACTHOLDER" LETTER, THE "NOTICE OF SPECIAL MEETING" AND THE "INFORMATION STATEMENT."

      The Trust has not made the requested change because the requested disclosure currently appears prominently in the "Summary" section on page 1 of the Proxy Statement/Prospectus.

3.    OUTSIDE FRONT COVER PAGE

      INCLUDE THE DISCLOSURE REGARDING THE SAI REQUIRED BY ITEM 1(b)(4)(iii) AND
      (b)(5) OF FORM N-14.

      The Trust has made the requested change.

Sonny Oh
March 22, 2007
Page 3


4.    DEFINED TERMS

      (a) PLEASE RECONCILE THE USE OF THE TERM "SHAREHOLDER" AS DEFINED IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE PROXY STATEMENT/PROSPECTUS WITH THE USE OF THE TERM "SHAREHOLDER," FOR EXAMPLE, IN THE FIRST FULL PARAGRAPH ON PAGE 2.

            The Trust has conformed the references to "shareholders" throughout the Proxy Statement/Prospectus.

      (b) DEFINE THE TERM "SUB-ADVISERS" IN THE FIRST SENTENCE OF THE FIRST BULLET POINT ON PAGE 4.

            The Trust has made the requested change in the third sentence of the first sub-bullet point in the summary regarding Proposal 1.

5.    SUMMARY

      (a)   CLARIFY THE LAST SENTENCE ON PAGE 1 THAT CARRIES OVER TO PAGE 2.

            The Trust has made the requested change.

      (b) RECONCILE THE LAST BULLET POINT ON PAGE 6 WITH THE LAST SENTENCE PRECEDING THE LAST BULLET POINT ON PAGE 6, AND THE LAST BULLET POINT ON PAGE 21 WITH THE LAST SENTENCE PRECEDING THE LAST BULLET POINT ON PAGE 21 (I.E., HOW WILL THE TRANSACTION COSTS INCURRED IN
            LIQUIDATING ANY ASSETS OF THE ACQUIRED PORTFOLIOS AFFECT THE DISCLOSURE PROVIDED IN THE LAST PARAGRAPH ON PAGE 1).

            The Trust has not made the requested change because it believes that the disclosures referenced in the comment are consistent with each other.

6.    DESCRIPTION OF THE PROPOSALS

      (a) FOR CLARITY AND IN LIGHT OF PLAIN ENGLISH RULES, PLEASE CONSIDER USING SUB-BULLETS IN THE SYNOPSIS DISCLOSURE OF EACH PROPOSAL.

            The Trust has made the requested change.

      (b) CONFIRM THE ACCURACY OF (AND REVISE IF NECESSARY) THE DISCLOSURE PROVIDED IN THE SECOND BULLET POINT BEGINNING ON PAGE 2 AND THE FOLLOWING BULLET POINT ON PAGE 3 AND THE RELATED DISCUSSION REGARDING THE COMPARISON OF THE INVESTMENT OBJECTIVE, POLICIES, AND STRATEGIES OF THE PORTFOLIOS BEGINNING ON PAGE 6. THE SAME APPLIES TO THE FIRST BULLET POINT ON PAGE 19 AND THE RELATED DISCUSSION

Sonny Oh
March 22, 2007
Page 4


            REGARDING THE COMPARISON OF THE INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES OF THE PORTFOLIOS BEGINNING ON PAGE 22. HIGHLIGHT DIFFERENCES AND THE IMPACT OF SUCH DIFFERENCES. WITH RESPECT TO PROPOSAL 1, FOR EXAMPLE, THE TRUST SHOULD MAKE IT CLEAR IN THE SUMMARY AND RELATED DISCUSSION OF PRINCIPAL INVESTMENT STRATEGIES THAT (i) THE EQ GROWTH PORTFOLIO MAY INVEST IN DERIVATIVES AND BORROW FOR LEVERAGING PURPOSES, AND (ii) THE EQ MONTGOMERY PORTFOLIO MAY INVEST IN OPTIONS, BORROW FOR LEVERAGING PURPOSES, MAY NOT INVEST IN FOREIGN SECURITIES, INVESTS TO A "LIMITED EXTENT" IN ILLIQUID SECURITIES, AND ENGAGE IN ACTIVE AND FREQUENT TRADING. WITH RESPECT TO PROPOSAL 2, FOR EXAMPLE, THE TRUST SHOULD VERIFY THE
            RANGE OF THE RUSSELL 2000 INDEX APPLICABLE TO THE VIP VALUE PORTFOLIO AND CLARIFY IN THE SUMMARY AND THE RELATED DISCUSSION OF PRINCIPAL INVESTMENT STRATEGIES THAT THE EQ VALUE PORTFOLIO MAY INVEST UP TO 20% OF ITS ASSETS IN LARGER CAPITALIZATION EQUITY SECURITIES OR INVESTMENT GRADE DEBT SECURITIES.

            The Trust has revised the bullet points referenced in the comment and confirms their accuracy. In addition, the Trust has revised the disclosure to further highlight differences between the relevant Portfolios.

      (c) MOVE THE FEE AND EXPENSE TABLES SO THAT THEY APPEAR BEFORE THE "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES" SECTION ON PAGE 5 AS REQUIRED BY ITEM 3 OF FORM N-14.

            The Trust has not made the requested change because it does not believe that it is required by Item 3 of Form N-14. In this connection, the Trust notes that the only ordering requirements in
            Item 3 of Form N-14 are in sub-paragraphs (b) and (c), neither of which relate to the placement or location of the fee and expense tables.

7.    COMPARISON OF PRINCIPAL RISK FACTORS

      (a) REVISE THE DISCLOSURE TO FOCUS ON THE PRINCIPAL RISKS ASSOCIATED WITH EACH PORTFOLIO, INCLUDING ANY DIFFERENCES AND THE IMPACT OF SUCH DIFFERENCES. FOR EXAMPLE, MANY OF THE PRINCIPAL RISKS LISTED FOR EACH PORTFOLIO DO NOT NECESSARILY CORRELATE WITH THE PRINCIPAL INVESTMENT STRATEGIES DISCUSSED IN THE PRIOR SECTION, NOR DO THEY CORRESPOND WITH THE PRINCIPAL RISKS PROVIDED IN THEIR RESPECTIVE PROSPECTUSES.

            The Trust has made the requested change to clarify the principal risks of investing in each Portfolio.

Sonny Oh
March 22, 2007
Page 5


      (b) FOR THE LIST OF ADDITIONAL RISKS TO WHICH A PORTFOLIO MAY BE SUBJECT BEGINNING ON PAGES 13 AND 26, IF APPLICABLE, TAILOR THE DISCLOSURE TO THOSE RISKS THAT ACTUALLY APPLY TO THE PORTFOLIOS AND HIGHLIGHT ANY DIFFERENCES.

            The Trust has made the requested change.

8.    COMPARATIVE FEE AND EXPENSE TABLES

      (a) FOR CLARITY, DELETE "TOTAL" FROM THE LAST LINE ITEM DESIGNATED "NET TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES" IN THE ANNUAL OPERATING EXPENSES TABLE.

            The Trust has made the requested change.

      (b) NOTE THAT THE TIME PERIOD IN WHICH AN ADVISER OR ANY OTHER PARTY INVOLVED IN A REIMBURSEMENT/WAIVER AGREEMENT MAY RECOVER OR RECOUP CANNOT EXCEED 3 YEARS.

            The Trust has revised the disclosure to reflect a three-year recoupment period under the Expense Limitation Agreements.

      (c) RECONCILE THE DISCLOSURE REGARDING THE RECOUPMENT PROVIDED IN FOOTNOTE 2 TO THE FEE TABLES WITH THE LAST PARAGRAPH UNDER "EXPENSE LIMITATION AGREEMENT" ON PAGE 41.

            The Trust has made the requested change as applicable. The Trust notes that footnote 2 to the expense tables is applicable to both the Acquiring and Acquired Portfolios, while the disclosure on page 41 is applicable only to the Acquiring Portfolio.

      (d) MODIFY THE SENTENCE PRECEDING THE ANNUAL PORTFOLIO OPERATING EXPENSE TABLE TO STATE THAT SUCH FEES MAY BE IMPOSED AT THE CONTRACT LEVEL.

            The Trust has not made the requested change because the requested disclosure currently is included in the immediately preceding paragraph.

      (e) EXPLAIN TO THE STAFF THE BASIS FOR INCLUDING THE THIRD SENTENCE IN THE PARAGRAPH PRECEDING THE "EXAMPLE OF PORTFOLIO EXPENSES."

            The Trust has included the referenced disclosure to reflect that there are no sales or other charges imposed on redemptions of shares of EQ Trust or VIP Trust.

Sonny Oh
March 22, 2007
Page 6


9.    COMPARATIVE PERFORMANCE INFORMATION

      IN FOOTNOTE "*" TO THE AVERAGE ANNUAL RETURN TABLES ON PAGE 17, CLARIFY THE STATEMENT THAT THE GROWTH PORTFOLIO'S CLASS IA SHARES "HAVE NOT COMMENCED OPERATIONS."

      The Trust has made the requested change.

10.   TERMS OF THE REORGANIZATION AGREEMENT

      (a)   SPECIFY   WHAT   "VALUE"   WILL  BE  USED  AS  THE   BASIS  FOR  THE
            REORGANIZATIONS AND HOW IT WILL BE DETERMINED.

            The Trust has not made the requested change because the disclosure in the section entitled "Terms of the Reorganization Agreement" currently states that shareholders will receive Acquiring Portfolio Shares equal in value to their Acquired Portfolio Shares. In addition, the Trust notes that details regarding the calculation of "value" are included in the Reorganization Agreement, which is cross-referenced in this section of the Proxy Statement/Prospectus and included in Appendix A thereto.

      (b)   WHERE ADDITIONAL  INFORMATION IS SUBSEQUENTLY  PROVIDED IN REGARD TO
            THIS  OR  ANY  OTHER   SECTIONS,   THE  STAFF   RECOMMENDS   THAT  A
            CROSS-REFERENCE TO THE SUBSEQUENT DISCLOSURE BE PROVIDED.

            The Trust believes that it has provided cross-references where appropriate.

11.   FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION

      INCLUDE   DISCLOSURE   REGARDING  THE  TAX   CONSEQUENCES   APPLICABLE  TO
      CONTRACTHOLDERS.

      The Trust has made the requested change.

12.   VOTING INFORMATION

      (a) UNDER "VOTING RIGHTS," THE NUMBER OF OUTSTANDING SHARES AND VOTES ATTRIBUTED TO THEM SHOULD INCLUDE THE REGISTRANT AND THE COMPANIES BEING ACQUIRED. SEE ITEM 7(c)(3) OF FORM N-14.

            The Trust has not made the  requested  change.  The Trust notes that
            Item 7(c)(3) of Form N-14 refers to Item 6(a) of Schedule 14A under the 1934 Act, which requires disclosure regarding the number of shares outstanding and the number of votes to which each class is entitled with respect to each class of securities "entitled to be

Sonny Oh
March 22, 2007
Page 7

            voted at the meeting." The Trust has not included this information for the Acquiring Portfolios because shares of these Portfolios are not entitled to vote at the meeting.

      (b) UNDER "REQUIRED SHAREHOLDER VOTE," THE LAST SENTENCE OF THE FIRST PARAGRAPH REFERS TO A "QUORUM" WITHOUT EXPLAINING THE TERM. DISCLOSE WHAT CONSTITUTES A QUORUM.

            The Trust has not made the requested change because the term "quorum" is defined in the second sentence of the first paragraph under the section entitled "Required Shareholder Vote."

      (c)   DISCLOSE WHETHER MIRROR VOTING WILL TAKE PLACE.

            The Trust has not made the requested change because the requested disclosure is currently included in the last sentence of the second paragraph under the section entitled "Solicitation of Proxies and Voting Instructions."

13.   APPENDIX A

      IF APPLICABLE, MODIFY THE REORGANIZATION AGREEMENT TO REFLECT ANY CHANGES MADE TO THIS REGISTRATION STATEMENT.

      The Trust has not made the requested change because it does not believe any changes made in the Registration Statement in response to your comments are applicable to the Reorganization Agreement.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

1.    THE PORTFOLIOS

      RECONCILE THE DESCRIPTION OF EACH PORTFOLIO ON PAGE 3, WHICH STATES THAT EACH MAY INVEST UP TO 20% OF THEIR ASSETS IN FOREIGN SECURITIES, WITH THE TABLES ON PAGES 7 AND 22, WHICH DESCRIBE EACH PORTFOLIO'S ABILITY TO INVEST IN FOREIGN SECURITIES TO A "LIMITED EXTENT."

      The Trust has made the requested change.

Sonny Oh
March 22, 2007
Page 8

2.    ADDITIONAL INVESTMENT STRATEGIES AND RISKS

      CONSISTENTLY IDENTIFY WHICH STRATEGIES AND RISKS ARE APPLICABLE TO EACH ACQUIRING PORTFOLIO AND DISCARD THOSE THAT ARE NOT APPLICABLE TO EITHER PORTFOLIO.

      The Trust has not made the requested change because the requested disclosure currently appears at the beginning of this section. In this connection, the Trust notes that the disclosure at the beginning of this section currently states that each Portfolio may engage in the additional investment strategies described in this section. The disclosure in this section also indicates whether a Portfolio anticipates investing more than 5% of its net assets in the particular type of investment strategy or instrument by identifying the Portfolio in a parenthetical after the name of the strategy/instrument.

3.    PORTFOLIO HOLDINGS

      PROVIDE DISCLOSURE AS REQUIRED BY ITEM 11(f)(1)(iii) REGARDING THE FREQUENCY AND LAG TIME INVOLVED WITH THE DISCLOSURE OF PORTFOLIO HOLDINGS AS DESCRIBED IN THE SECOND AND THIRD PARAGRAPHS ON PAGE 28.

      The Trust has not made the requested change. The second and third paragraphs on page 28 currently discuss the frequency of certain portfolio holdings disclosure by noting that certain parties may receive portfolio holdings information on a monthly or daily basis. In addition, Item 11(f)(1)(iii) of Form N-1A requires that the Trust disclose "the length of any lag time, IF ANY, between the date of the information and the date on which the information is disclosed" (emphasis added). The Trust has not disclosed a lag time with respect to the information provided to the parties disclosed in these paragraphs because generally the information is current as of the time provided and, thus, there is no lag time.

4.    CONTROL PERSON AND PRINCIPAL HOLDERS OF SECURITIES

      PROVIDE THE INFORMATION AS OF THE APPROPRIATE DATE REQUIRED BY ITEM 13 OF FORM N- IA.

      The Trust has made the requested change.

5.    THE CO-DISTRIBUTORS

      CONFIRM THE DATE USED IN THE FIRST SENTENCE OF SECOND PARAGRAPH.

      The Trust has deleted the relevant disclosure as it is not required by Form N-14 or Form N-1A.

Sonny Oh
March 22, 2007
Page 9


PART C
------


1.    EXHIBITS

      (a)   CONFIRM "NONE" FOR EXHIBIT 5.

            The Trust has revised the response for Exhibit 5.

      (b) PROVIDE EXHIBITS OF ALL RELEVANT POWERS OF ATTORNEY UTILIZED IN CONNECTION WITH THIS REGISTRATION STATEMENT, ALL OF WHICH MUST "RELATE TO A SPECIFIC FILING" AS REQUIRED BY RULE 483(B) UNDER THE 1933 ACT.

            The Trust will file new powers of attorney with Post-Effective Amendment No. 1 to the Registration Statement.

ACCOUNTING COMMENTS
-------------------

1.    EXPENSE TABLE

      SINCE CLASS IA SHARES OF THE EQ/SMALL COMPANY GROWTH PORTFOLIO HAD NOT COMMENCED OPERATIONS AS OF JUNE 30, 2006, STATE THAT THE EXPENSES SHOWN FOR THIS CLASS ARE ESTIMATED.

      The Trust has made the requested change.

2.    AVERAGE ANNUAL TOTAL RETURN TABLE

      THE RETURNS SHOWN FOR CLASS IA SHARES OF THE ACQUIRED PORTFOLIO FOR THE FIVE-YEAR AND SINCE-INCEPTION PERIODS ARE THE RETURNS OF THE PORTFOLIO'S CLASS IB SHARES. EXPLAIN THE BASIS FOR NOT REFLECTING THE ACTUAL
      PERFORMANCE OF CLASS IA SHARES, BEGINNING AT THE INCEPTION DATE OF THE CLASS IA SHARES, IN THESE AMOUNTS.

      The Trust has revised the relevant footnote to explain that, for periods prior to the date that the EQ Value Portfolio began issuing Class IA shares, the performance shown is that of the Class IB shares.

3.    CAPITALIZATION TABLE

      CONFIRM THE NET ASSETS OF THE CLASS IB SHARES OF THE ACQUIRED PORTFOLIO.

      The Trust confirms the net assets of the Class IB shares of the Acquired Portfolio.

Sonny Oh
March 22, 2007
Page 10


4.    MANAGEMENT FEES

      THE TABLE ON PAGE 30 PROVIDES THE MANAGEMENT FEES PAID BY THE ACQUIRING PORTFOLIOS AT CERTAIN ASSET LEVELS. CONFIRM THAT THE PORTFOLIOS PAY A FEE OF 95 BASIS POINTS ON ASSETS BETWEEN $5-10 BILLION. SHOULD THE HEADING TO THE FIFTH COLUMN STATE "NEXT $3 BILLION"? AN IDENTICAL TABLE IS SHOWN ON PAGE 36 OF THE SAI. NOTE THAT AMENDMENT NO. 3 TO THE INVESTMENT ADVISORY AGREEMENT, WHICH IS INCLUDED AS AN EXHIBIT TO THE FILING, INDICATES THAT THE PORTFOLIOS PAY A MANAGEMENT FEE OF 95 BASIS POINTS ON ASSETS BETWEEN $5-8 BILLION.

      The Trust confirms the management fees paid by the Acquiring Portfolios as set forth in the Proxy Statement/Prospectus and SAI. The form of Amendment No. 3 to the Investment Management Agreement to be filed with Post-Effective Amendment No. 1 to the Registration Statement has been revised to reflect that the Acquiring Portfolios pay an annual management fee equal to 95 basis points on assets over $5 billion and up to $10 billion.

5.    PRO FORMA COMBINED FINANCIAL STATEMENTS

      THE FIRST SENTENCE OF THE INTRODUCTORY PARAGRAPH TO THE PRO FORMA FINANCIAL STATEMENTS STATES THAT THE PRO FORMA STATEMENT OF OPERATIONS COVERS THE SIX-MONTH PERIOD ENDED JUNE 30, 2006. REVISE THE STATEMENT TO COVER THE TWELVE-MONTH PERIOD THEN ENDED.

      The Trust has updated the pro forma financial statements to cover the fiscal year ended December 31, 2006.

6.    PRO FORMA SCHEDULE OF INVESTMENTS

      (a) PROVIDE THE PERCENTAGE OF NET ASSETS FOR EACH CLASSIFICATION OF PORTFOLIO SECURITY. SEE ARTICLE 12-12.3 OF REGULATION S-X.

            The Trust has made the requested change.

      (b) SINCE NO ADJUSTMENTS ARE SHOWN ON THE SCHEDULE, INCLUDE A STATEMENT TO THE EFFECT THAT AS OF JUNE 30, 2006, ALL OF THE PORTFOLIO SECURITIES HELD BY THE ACQUIRED PORTFOLIO WOULD COMPLY WITH THE INVESTMENT RESTRICTIONS AND/OR COMPLIANCE GUIDELINES OF THE ACQUIRING PORTFOLIO.

            The Trust has made the requested change.

Sonny Oh
March 22, 2007
Page 11


      (c) THE ADJUSTMENT INDICATED BY FOOTNOTE (a) SHOULD NOT BE REFLECTED ON THE SCHEDULE.

            The Trust has deleted footnote (a).

7.    PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

      THE ADJUSTMENT INDICATED BY FOOTNOTE (b) SHOULD NOT BE REFLECTED ON THE STATEMENT. NOTE THAT ARTICLE 11-02(b)(6) SETS FORTH THE CONDITIONS NECESSARY TO PRESENT PRO FORMA ADJUSTMENTS, AND PROVIDES THAT ONLY THOSE ADJUSTMENTS WHICH ARE DIRECTLY ATTRIBUTABLE TO THE TRANSACTION AND FACTUALLY SUPPORTABLE MAY BE REFLECTED ON THE STATEMENT.

      The Trust has not made any changes in response to this comment because it believes that the adjustments are directly attributable to the transaction and are factually supportable.

8.    PRO FORMA STATEMENT OF OPERATIONS

      THE STATEMENT SHOULD COVER THE TWELVE-MONTH PERIOD ENDED JUNE 30, 2006. CURRENTLY, THE STATEMENT COVERS THE SIX-MONTH PERIOD THEN ENDED.

      The Trust has updated the pro forma financial statements to cover the fiscal year ended December 31, 2006.

9.    NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

      (a) USE "EQ MONTGOMERY PORTFOLIO" IN REFERENCES TO EQ/WELLS FARGO SMALL CAP GROWTH PORTFOLIO THROUGHOUT THE NOTES. CURRENTLY, "GROWTH" IS USED IN SEVERAL INSTANCES.

            The Trust has made the requested change.

      (b) CONFIRM THAT THE ACQUIRING PORTFOLIO PAYS A MANAGEMENT FEE OF 95 BASIS POINTS ON ASSETS BETWEEN $5-10 BILLION. SHOULD THE THIRD SENTENCE IN THE SECOND PARAGRAPH UNDER NOTE l READ "...0.950 FOR THE NEXT $3 BILLION..."?

            The Trust confirms that the Acquiring Portfolio's annual management fee equals 95 basis points on assets over $5 billion and up to $10 billion.

Sonny Oh
March 22, 2007
Page 12

      (c) INCLUDE NOTES DISCUSSING THE USE OF ESTIMATES IN PREPARING THE FINANCIAL STATEMENTS AND WHICH PORTFOLIO WILL BE THE SURVIVING ENTITY FOR ACCOUNTING PURPOSES.

            The Trust has made the requested change.

MISCELLANEOUS
-------------

PROVIDE "TANDY" REPRESENTATIONS AND A RESPONSE LETTER IN THE FORM OF AN EDGAR CORRESPONDENCE IN REGARD TO THIS PROXY STATEMENT/PROSPECTUS.

The Trust will provide "Tandy" representations in the form of a separate EDGAR correspondence that will be filed with Post-Effective Amendment No. 1 to the Registration Statement.

                                    * * * * *

Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.

Sincerely,


/s/ Mark C. Amorosi


Mark C. Amorosi





cc:   Patricia Louie, Esq.
      AXA Equitable Life Insurance Company

      Arthur J. Brown, Esq.
      Kirkpatrick & Lockhart Preston Gates Ellis LLP